UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)

DigitalOcean Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25402D102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

25402D102	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS IA Venture Strategies Fund II, LP IA Venture Strategies Side Fund II, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,404,482 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,404,482 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,404,482 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7% of Common Stock
12.	TYPE OF REPORTING PERSON OO

1.	The shares are held by IA Venture Strategies Fund II, LP (“IAVS Fund II”) and IA Venture Strategies II Side Fund, LP ("IAVS Side Fund II"). IA Venture Partners II, LLC is the General Partner of IAVS Fund II and IAVS Side Fund II. The General Partner has voting and investment control over the shares held by IAVS Fund II and IAVS Side Fund II. Roger Ehrenberg, Bradford Gillespie and Jesse Beyroutey are the members of IA Venture Partners II, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. Mr. Ehrenberg, Mr. Gillespie and Mr. Beyroutey disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

25402D102	13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

DigitalOcean Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

101 Avenue of the Americas 10th Floor New York, NY, 10013

Item 2(a).	Name of Person Filing:

IA Venture Strategies Fund II, LP IA Venture Strategies II Side Fund, LP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

920 Broadway, 15th Floor New York, NY 10010

Item 2(c).	Citizenship:

Organized in Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

25402D102

25402D102	13G	Page 4 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned	Percent of class	Shared power to dispose or to direct the disposition of:
IA Venture Strategies Fund II, LP	7,246,424	7.5%	7,246,424 (2)
IA Venture Strategies II Side Fund, LP	158,058	0.2%	158,058 (3)

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

2. The shares are held by IA Venture Strategies Fund II, LP (“IAVS Fund II”). IA Venture Partners II, LLC is the general partner of IAVS Fund II. The General Partner has voting and investment control over the shares held by IAVS Fund II. Roger Ehrenberg, Bradford Gillespie and Jesse Beyroutey are the members of IA Venture Partners II, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. Mr. Ehrenberg, Mr. Gillespie and Mr. Beyroutey disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

3. The shares are held by IA Venture Strategies II Side Fund, LP ("IAVS Side Fund II"). IA Venture Partners II, LLC is the general partner of IAVS Side Fund II. The General Partner has voting and investment control over the shares held by IAVS Side Fund II. Roger Ehrenberg, Bradford Gillespie and Jesse Beyroutey are the members of IA Venture Partners II, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. Mr. Ehrenberg, Mr. Gillespie and Mr. Beyroutey disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein.

25402D102	13G	Page 5 of 7 Pages

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

25402D102	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 2/9/2023

IA Venture Strategies Fund II, LP By: IA Venture Partners II, LLC Its General Partner

By:	/s/ Jesse Beyroutey
Jesse Beyroutey, Member

IA Venture Strategies II Side Fund, LP By: IA Venture Partners II, LLC Its General Partner

By:	/s/ Jesse Beyroutey
Jesse Beyroutey, Member

25402D102	13G	Page 7 of 7 Pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”), the undersigned hereby agree to file jointly the Statement on Schedule 13G and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto. In evidence thereof, the undersigned hereby execute this agreement as of the 17th day of February, 2022.

IA Venture Strategies Fund II, LP By: IA Venture Partners II, LLC Its General Partner

By:	/s/ Jesse Beyroutey
Jesse Beyroutey, Member

IA Venture Strategies II Side Fund, LP By: IA Venture Partners II, LLC Its General Partner

By:	/s/ Jesse Beyroutey
Jesse Beyroutey, Member